**Beacon Securities US Limited
(A wholly owned subsidiary of Beacon Securities
Limited)**

**Statement of Financial Condition as of December 31,
2022**

With Report of Independent Registered Public
Accounting Firm

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response…	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70463

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING __01/01/2022__ AND ENDING __12/31/2022__

                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Beacon Securities US Limited

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 Wellington Street West Suite 4050

(No. and Street)

Toronto	ON	M5k1H1
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Daniels	212-751-4422	RDaniels@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

333 Bay Adelaide Centre	Toronto	ON	M5H2S5
(Address)	(City)	(State)	(Zip Code)

                                                           85

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Moshe Ifergan_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Beacon Securities US Limited_____, as of _12/31_____, 2 _022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Signature:
_Moshe Ifergan_____
Title:
CEO, CCO

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors Beacon Securities US Limited:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Beacon Securities US Limited (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2021.

Toronto, Canada
March 31, 2023

Beacon Securities US Limited
Index

Beacon Securities US Limited

(A wholly owned subsidiary of Beacon Securities Limited)

Statement of Financial Condition

(Expressed in U.S. Dollars)

December 31, 2022

ASSETS		
Cash	$	210,655
Clearing Deposit (Note 6)		125,134
Due from Clearing Broker (Note 6)		105,775
Prepaid Expenses		2,345
TOTAL ASSETS	$	443,909
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Clearing Cost and Administrative Fees Payable	$	19,003
Accrued Expenses		20,500
Due to Parent (Note 3)		3,937
TOTAL LIABILITIES		43,440
STOCKHOLDER'S EQUITY		
Common Stock (Note 4)		0.01
Additional Paid-In Capital (Note 4)		1,006,510
Accumulated Deficit		(606,041)
Total Stockholder's Equity		400,469
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	443,909

These financial statement and supplemental schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

See accompanying notes to financial statement.

Beacon Securities US Limited
(A wholly owned subsidiary of Beacon Securities Limited)
Notes to the Financial Statements
(Expressed in U.S. Dollars)
December 31, 2022

1.   Organization

Beacon Securities US Limited ("the Company") was incorporated in Ontario, Canada on October 19, 2018. The Company is a wholly owned subsidiary of Beacon Securities Limited ("the Parent"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Rule 15c3-1. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k (2) (ii) as the Company does not maintain customer accounts and clears all customer transactions on a fully disclosed basis with a clearing firm.

Its registered office is as follows:

66 Wellington Street West, Suite 4050
Toronto, Ontario, M5K 1H1 Canada

2.   Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and presented in U.S. dollars. The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash
Cash consists of cash in banks and clearing firm. The bank account is held in a Canadian CDIC member institution.

Income Taxes
The Company uses the liability method in providing for income taxes on all transactions that have been recognized in the financial statements. The liability method requires that deferred taxes be adjusted to reflect the enacted tax rates at which future taxable amounts are anticipated to be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net loss in the period such change occurs. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

No deferred tax asset has been recognized as the Company does not have sufficient taxable profits available against which the deductible temporary differences can be utilized. The Company has not yet started generating revenue.

3.   Member's Equity

The Company has an unlimited number of authorized common stock, of which 1 is issued and outstanding. For the period ended December 31, 2022, the Company has received a total of $50,000 in capital contributions from the Parent with no consideration provided in return.

These financial statements and supplemental schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

Beacon Securities US Limited
(A wholly owned subsidiary of Beacon Securities Limited)
Notes to the Financial Statements
(Expressed in U.S. Dollars)
December 31, 2022

4.   Expense Sharing Agreement

On November 11, 2020 the Company and the Parent entered into an Administrative Services Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses the Parent, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by the Parent who provide services to the Company. The Company has reimbursed the Parent $65,799 of which $3,936 is included as Due to Parent on the accompanying statement of financial condition.

5.   Income Taxes

The Company is a corporation incorporated, under the laws of the Province of Ontario and accounts for income taxes in accordance with ASC 740.   Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates.   Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized. As of December 31, 2022, the Company had a deferred tax asset, primarily related to its net operating carryforward losses, of approximately $603,960 and has recorded a full valuation allowance. The net operating losses will begin to expire in the following manner.

December 31, 2038	$ 53
December 31, 2039	$ 14,477
December 31, 2040	$ 53,749
December 31, 2041	$ 205,473
December 31, 2042	$ 330,208

Uncertain tax positions are recorded in accordance with Accounting Standards Codification (ASC) 740, Accounting for Income Taxes, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. The Company's policy is to record interest and penalties associated with uncertain tax positions as a component of general and administrative expenses. As of December 31, 2022, the Company has not recorded any uncertain tax positions or interest and penalties.

6.   Clearing deposit and due from clearing broker

The statement of financial condition includes a clearing deposit of $125,134 that the Company maintains with its clearing broker. For the period ended December 31, 2022, the entity did not engage in any trading activities.

Beacon Securities US Limited
(A wholly owned subsidiary of Beacon Securities Limited)
Notes to the Financial Statements
(Expressed in U.S. Dollars)
December 31, 2022

7.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $250,000 and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year and then 15 to 1 thereafter. At December 31, 2022, the Company had net capital of $398,124 which exceeded the required net capital minimum of $250,000 by $148,124. At December 31, 2022, the ratio of aggregate indebtedness to net capital was .06 to 1.

8.   **Commitments and Contingencies**

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customers' accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. The Company has the right to pursue collection or performance from the counterparts who do not perform under their contractual obligations. For the period ended December 31, 2022, the Company did not have any customers.

9.   **Subsequent Events**

The Company has evaluated subsequent events through the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that impact or require disclosure in these financial statements.

These financial statements and supplemental schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.